Exhibit 99.1

Medigus: Charging Robotics Filed Patent Application for a Unique Wireless Charging Method for Automated Car Parks

Charging Robotics’ innovation addresses the inability to charge electric vehicles in existing unmanned car parks

Tel Aviv, Israel, Nov. 14, 2022 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies, and electric vehicle and charging solutions, announced today that its wholly owned subsidiary, Charging Robotics Ltd., filed a patent application with the United States Patent and Trademark Office.

The new patent refers to a unique wireless charging method for electric vehicles parked at automatic car parking systems and parking garages.

The structures of these car parks make it impossible to connect a plug to the vehicle charging socket; therefore, electric vehicles cannot be charged while parking. Charging Robotics’ solution is designed to enable charging while parking, by installing the electricity transmitting component of the wireless charging system at the parking structure, and temporarily fixing the electricity receiving component of the vehicles’ charging system before it is stored in the parking space. As the car is stored in the parking space, the transmitting and receiving components of the systems are in perfect alignment and charging at high efficiency occurs.

“The use of electric vehicles has increased dramatically over the last few years, and the trend is expected to continue growing. Accessible charging stations to the public have become increasingly important as electric vehicle use increases. The latest patent filed by Charging Robotics enables upgrades to current parking solutions and addresses the increasing demand from drivers to easily charge their vehicles,” said Liron Carmel, CEO of Medigus. “We believe that Charging Robotics has the capability of solving pressing problems in the electric charging infrastructure sector and providing added value to owners and users of car parks.”

About Charging Robotics

Charging Robotics develops an automatic wireless charging system dedicated for public parking lots. The benefit of the robotic wireless charging system is that it will automatically align with high accuracy the energy transmitting device to the onboard energy receiving device thus allowing for very high charging efficiencies. The system will be fully automatic, thus eliminating the need for the driver to remove the car after charging is complete, which will increase the charger utilization and profits for the parking lot operator.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd. and ownership in industry 4.0 company, ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements could differ materially from those described in or implied by the statements in this press release. For example, Medigus uses forward looking statement when describing Charging Robotics’ capability of solving pressing problems in the electric charging infrastructure sector and providing added value to owners and users of car parks.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

MDGS@redchip.com